                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                      Atlantic Gulf Communities Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    048556104
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement / x / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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  CUSIP No.         048556104              13G                 PAGE 2 OF 8 PAGES

      1      NAME OF REPORTING PERSONS
             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                    Morgan Stanley Group Inc.
                    IRS # 13-283-8891
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

      3      SEC USE ONLY


      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                    The state of organization is Delaware.

  NUMBER OF                    5    SOLE VOTING POWER
   SHARES                                         0
  BENEFICIALLY                 6    SHARED VOTING POWER
  OWNED BY                                  207,800
    EACH                       7    SOLE DISPOSITIVE POWER
  REPORTING                                       0
  PERSON WITH                  8    SHARED DISPOSITIVE POWER
                                          1,001,400

      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,001,400

     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       10.31%

     12      TYPE OF REPORTING PERSON*
                    IA, CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

  CUSIP No.     048556104               13G                    PAGE 3 OF 8 PAGES

      1      NAME OF REPORTING PERSONS
             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                Morgan Stanley Asset Management  Inc.
                IRS # 13-304-0307
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]

      3      SEC USE ONLY


      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                The state of organization is Delaware.

  NUMBER OF                5    SOLE VOTING POWER
   SHARES                                      0
  BENEFICIALLY             6    SHARED VOTING POWER
  OWNED BY                               207,800
    EACH                   7    SOLE DISPOSITIVE POWER
  REPORTING                                    0
  PERSON WITH              8    SHARED DISPOSITIVE POWER
                                       1,001,400
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,001,400

     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   10.31%

     12      TYPE OF REPORTING PERSON*
                IA, CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.     048556104                 13G                    PAGE 4 OF 8 PAGES

Item  1 (a)                 Name  of  Issuer

                            Atlantic Gulf Communities Corporation

Item  1 (b)                 Address  of  issuer's  principal  executive  offices

                            2601 South Bayshore Drive
                            Miami, FL 33133

Item  2 (a)                 Name  of  person  filing

                        (a) Morgan  Stanley  Group  Inc.
                        (b) Morgan Stanley Asset Management Inc.

Item  2 (b)                 Principal  business  office

                        (a) 1585 Broadway
                            New  York,  New  York  10036

                        (b) 1221 Avenue of the Americas
                            New  York,  New  York  10020

Item  2 (c)                 Citizenship

                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item  2 (d)                 Title  of  class  of  Securities

                            Common  Stock

Item  2 (e)                 Cusip  No.

                            048556104

Item  3                 (a) Morgan Stanley Group Inc. is (e) an Investment
                            Adviser registered under section 203 of the Investment Advisers Act of 1940.

                        (b) Morgan Stanley Asset Management Inc. is (e) an
                            Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item   4                    Ownership

                            Incorporated by reference to Items (5) - (9) and
                            (11) of the cover page.

CUSIP No.   048556104                 13G                      PAGE 5 OF 8 PAGES



Item    5            Ownership of 5 Percent or Less of a Class

                     Inapplicable

Item    6            Ownership of More than 5 Percent on Behalf of Another
                     Person

                     Accounts managed on a discretionary basis by Morgan Stanley Asset Management Inc., a wholly owned subsidiary of Morgan Stanley Group Inc., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                     Inapplicable

Item    8            Identification and Classification of Members of the Group

                     Inapplicable

Item    9            Notice of Dissolution of Group

                     Inapplicable

Item    10           Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No.  048556104                    13G                   Page 6 of 8 Pages


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        January 22, 1997

Signature:   /s/ Peter A. Nadosy
             -----------------------------------------------------------------

Name/Title:  Peter  A.  Nadosy  / Vice Chairman
             -----------------------------------------------------------------
             MORGAN  STANLEY  ASSET  MANAGEMENT  INC.

Date:        January 22, 1997

Signature:   /s/ Edward J. Johnsen
             -----------------------------------------------------------------

Name/Title:  Edward J. Johnsen/Vice President Morgan Stanley & Co.Incorporated
             -----------------------------------------------------------------
             MORGAN  STANLEY  GROUP  INC.



             INDEX  TO  EXHIBITS                                          PAGE
             -------------------                                          ----

EXHIBIT  1   Agreement to Make a Joint Filing                              7



EXHIBIT  2   Secretary's Certificate Authorizing Edward J. Johnsen         8
             to Sign on behalf of Morgan Stanley Group Inc.